UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) February 21, 2006

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Stock Incentive Plan

Portland General Electric Company 2006 Stock Incentive Plan

On January 25, 2006, the Board of Directors of Portland General Electric Company (PGE, or the Company) adopted the Portland General Electric Company 2006 Stock Incentive Plan (Plan), subject to the approval of the Company's sole shareholder, Enron Corp. (Enron). On February 21, 2006, Enron, as the Company's sole shareholder, approved the Plan to be effective March 31, 2006. A copy of the Plan is attached hereto as Exhibit 10.1 and is summarized below.

Purpose

The purpose of the Plan is to provide incentives which will attract, retain and motivate highly competent persons as officers, directors and key employees of the Company and its subsidiaries and affiliates by providing them with appropriate incentives and rewards in the form of rights to earn shares of the common stock of the Company.

Administration of Plan

The Plan will be administered by the Compensation Committee of the Board of Directors or another committee appointed by the Board of Directors from among its members (the Committee). The Committee must be comprised of not less than two (2) directors who are (i) "non-employee directors" within the meaning of Rule 16b-3(b)(3) (or any successor rule) under the Securities Exchange Act of 1934, as amended, and (ii) "outside directors" within the meaning of Treasury Regulation Section 1.162-27(e)(3) under Section 162(m) of the Internal Revenue Code of 1986, as amended (Code). The Committee may delegate to one or more of its members, or to one or more employees or agents, such duties and authorities as it may deem advisable including the authority to make grants as permitted by applicable law, the rules of the Securities and Exchange Commission and any requirements of the New York Stock Exchange.

Eligibility and Participation

Persons eligible to participate in the Plan include (i) directors of the Company who are not employed by the Company or any of its subsidiaries, and (ii) officers and key employees of the Company or any of its subsidiaries and affiliates that the Committee, in its sole discretion, determines to be significantly responsible for the success and future growth and profitability of the Company. The Committee has sole discretion to determine the eligible participants to whom awards will be granted.

Awards

Awards may be granted in the form of stock options, including incentive stock options, stock appreciation rights, restricted stock, stock units or any combination thereof. Any awards may, as determined by the Committee in its discretion, be granted in a manner such that the award qualifies for the performance-based compensation exemption of Section 162(m) of the Code. Except as otherwise specifically provided by the Committee, awards are not transferable other than by will or the laws of descent and distribution, and are exercisable, during the participant's lifetime, only by the participant. In the event of a Change in Control (as defined in the Plan) or a fundamental change in the business condition or strategy of the Company, the Committee, in its sole discretion, may (i) provide for the acceleration of any time periods related to awards, (ii) provide for payment of awards in cash or other property, (iii) adjust the terms of awards, (iv) cause awards to be assumed or new rights substituted, or (v) make such other adjustments in awards as the Committee may consider equitable to the participant and in the best interests of the Company. The maximum number of shares of common stock available under the Plan is 4,687,500.

Duration, Amendment and Termination

No award will be granted more than ten (10) years after the effective date of the Plan. The Committee may amend the Plan from time to time or suspend or terminate the Plan at any time, provided that no amendment of the Plan may be made without approval of the shareholders of the Company if such approval is required under applicable laws, regulations or rules, including rules of the New York Stock Exchange.

Indemnification

No member of the Committee and no employee of the Company shall be liable for any act or failure to act under the Plan, or for any act or failure to act under the Plan by any other member or employee or by any agent to whom duties in connection with the administration of the Plan have been delegated, except in circumstances involving his or her bad faith or willful misconduct. The Company will indemnify members of the Committee and any agent of the Committee who is an employee of the Company, a subsidiary or an affiliate against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan, except in circumstances involving such person's bad faith or willful misconduct.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
(10)	**Material Contracts**

10.1   Portland General Electric Company 2006 Stock Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

February 21, 2006   By: /s/ James J. Piro
James J. Piro
Executive Vice President, Finance
Chief Financial Officer and
Treasurer

February 21, 2006   By: /s/ Kirk M. Stevens
Kirk M. Stevens
Controller
and Assistant Treasurer